Correspondence

DEL MAR INCOME PARTNERS, LTD.
222 Milwaukee Street, Suite 304
Denver, CO 80206

June 20, 2005

Elaine Wolff
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
Washington, D.C. 20549

Re:	Del Mar Income Partners, Ltd. Amendment No. 1 to Form S-11 filed October 15, 2004 File No. 333-118092

Dear Ms. Wolff:

        The following is in response to your comment letter dated November 12, 2004 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

General

1.	We note your response to comments no. 2 and no. 3. We continue to believe that your offering may constitute a “blind-pool” offering. Further, we note your disclosure on page 30 that Mr. Replin served as President, Chief Executive Officer and a Director of Regatta Capital Limited since its inception in October 1988. As a result, please supplementally tell us why you believe prior performance disclosure required under Guide 5 is not applicable to your offering. In particular, please discuss whether Regatta raised funds from investors and the nature of its investments in mortgage-related assets, including, for example, information regarding the nature of the mortgage-related assets, the types of collateral securing the mortgage-related assets, interest rate category (fixed, adjustable, hybrid, balloon), date of origination or issue, lien position or class, maturities, mortgage rates, and delinquency status.

Elaine Wolff
June 20, 2005

We continue to believe that this Offering is not an offering of limited partnership interests in a real estate program. We are not a partnership, we do not plan to make property acquisitions, and we have not sponsored any prior programs.

Regatta Capital Limited (“Regatta”), the corporation of which Mr. Replin serves as President, Chief Executive Officer and a Director, has borrowed funds from investors.

Attached as Schedule A for your information is a table disclosing the available past performance history of Regatta since 2001. The table reflects the most complete information provided to us by Regatta for that period and per your request includes information concerning the nature of the mortgage-related assets, the types of collateral securing the mortgage-related assets, the interest rate category for each of the mortgages, the date of origination of each of the mortgages, the lien position or class, the maturity date of each mortgage, applicable mortgage rates, and delinquency status. Regatta is unable to provide complete information regarding its historical performance due to a flood in a storage locker. While Regatta’s records are incomplete, an analysis of the remaining records is helpful in understanding the nature of Regatta’s business, as these loans are largely representative of the types of loans it has made in the past.

Regatta provides loans to individuals and businesses for business and/or commercial purposes only. The loans are not provided for personal or family purposes and the loan transaction is not a consumer loan. Where the mortgage is used to secure a residential property, Regatta requires the borrower to represent that the property is not owner occupied and is to be held as an investment property or that the loan is for a business purpose. Loans are generally used by the borrowers to purchase residential or commercial properties, to rehabilitate residential or commercial properties, or to provide operating capital for businesses.

Elaine Wolff
June 20, 2005

2.	We note your response to comment no. 5. When you have established suitability standards, please revise your disclosure to provide these standards immediately following the cover page. These suitability standards should include those established by you or by any self-regulatory organization or state agency having jurisdiction over the offering of the securities.

If suitability standards are established, we will revise our disclosure to provide these standards immediately following the cover page.

3.	We note your response to comment no. 6 that you are relying on SEC Rule 152. We continue to believe that you should expand your supplemental response to provide us with your analysis with respect to the potential for the integration of the offers and sales in connection with the August 2004 private placement and the public offering of common stock, including a discussion of Rule 152, the dates of the sales, and any relevant staff interpretations, and we reissue that portion of the comment. In particular, we note that 3200 shares of common stock were purchased on August 10, 2004, the date on which the registration statement was filed.

Elaine Wolff
June 20, 2005

We continue to rely upon the applicability of SEC Rule 152 with regard to the August 2004 private placement (the “Placement”). Completion of the Placement occurred on August 6, 2004, with the sale of 3,200 shares by D. Diane Fuller. The table appearing on II-2 of our earlier Form S-11 and Amendment No. 1 to the Form S-11 incorrectly listed the sale to Dr. Fuller as taking place on August 6, 2004, the date of our initial S-11 filing, rather than August 6, 2004, the date of the actual sale. We apologize for any confusion this may have caused.

The sale to Dr. Fuller was completed on August 6, 2004, at which time we received full payment for Dr. Fuller’s shares. This was the final transaction in the Placement and thus also signified the termination date of the Placement. The table reflecting our Recent Sales of Unregistered Securities, as submitted to the Commission incorrectly reflected the date on the stock certificate issued to Dr. Fuller, instead of correctly reflecting the date of the sale to Dr. Fuller and the termination date of the Placement. We have revised the table in Item 33 accordingly.

In relying upon SEC Rule 152 and determining that integration of the Placement is unnecessary, we look to the rule itself and a no-action letter issued by the Commission on February 12, 1986 (re: Verticom, Inc.). The letter states, “under Rule 152 the filing of a registration statement following an offering otherwise exempt under Section 4(2) does not vitiate the exemption under Section 4(2).” Accordingly, the Commission stated that Verticom’s private placement did not need to be integrated with the later registered public offering.

Here, applying the same rationale, we continue to assert the applicability of SEC Rule 152 and believe that the Placement need not be integrated with our public offering. As explained above, we completed the sale of 3,200 shares to Dr. Fuller in the Placement prior to our filing of a registration statement with the Commission on August 10, 2004. The Placement was a valid private placement, exempt under Section 4(2). We assert that because the Placement, including the transaction with Dr. Fuller, was a valid private placement and because it terminated prior to the commencement of the public offering, SEC Rule 152 is applicable and the Placement completed on August 9, 2004 need not be integrated with the subsequent public offering commenced on August 10, 2004.

4.	We note your disclosure that sales are expected to be made by your directors, executive officers and “stockholders.” Please identify in the prospectus the officers, directors and shareholders who will be selling your securities. Please tell us whether they will register as broker-dealers pursuant to Section 15 of the Exchange Act or provide a detailed analysis of how each element of the safe harbor provided by Exchange Act Rule 3a4-1 will be met for each individual. If dealers are to be used, please revise to include a dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502 of Regulation S-K. Please note that in the event that you do retain a broker-dealer for the sale of your securities, please file an amendment to your registration statement to disclose the arrangements with the broker-dealer participating in the offering. In addition, please note that no broker-dealer may participate in the offering until it obtains a “no objection” position on the terms of the underwriting compensation from the NASD’s Corporate Finance Department.

Elaine Wolff
June 20, 2005

We do not anticipate that any director, officer or stockholder other than Stephen D. Replin will participate in the sale of our securities in this offering. Mr. Replin will receive no commissions related to the offering and sale of these securities. Mr. Replin is our Chief Executive Officer and will continue in this capacity subsequent to the offering. We understand that if dealers are used, there will be a prospectus delivery obligation which will be noted on the outside back cover page of the prospectus as required by Item 502 of Regulation S-K. We also note that an amendment must be filed if a broker-dealer is retained and that appropriate review of any underwriting compensation will be undertaken by the NASD.

Cover

5.	We note your response to comment no. 14 and the revised disclosure. Please note that we also believe that you should revise your disclosure on the cover, and reissue that portion of the comment.

Please see the additional risk factors added to the cover.

6.	Please revise here and provide a separate risk factor in each risk factor section to disclose the risk that you do not plan to obtain appraisals on property that will secure your loans.

Risk factors have been added in each risk factor section to disclose this risk.

Prospectus Summary, pages 1 — 3

7.	We note your response to comment no. 23 and the revised disclosure. Please revise to disclose the proportion of your assets that may be invested in each type of mortgage or single mortgage and the types of properties subject to mortgages in which you propose to invest. In addition, you should quantify in this section and throughout the percentage of your loans that you expect (i) to be secured by first mortgages and (ii) to be subordinated to other lien holders. As a result, we reissue the comment. If you have no limitations on the proportion of assets, the types of mortgages, including first or second mortgages, so state.

Elaine Wolff
June 20, 2005

We have revised the disclosure to state that there are no limitations on the proportion of assets, or the types of mortgages.

8.	We note your statement that “[o]ur plan is for 100% of our loans to be secured by mortgages on real property, but, in exceptional circumstances which are not currently foreseen, we may consider other forms of collateral.” Please expand your disclosure to briefly describe these exceptional circumstances and the other forms of collateral.

We have revised the statement to exclude the reference to exceptional circumstances because, as stated previously, we do not currently foresee any such circumstances.

9.	We note your response to comment no. 27 and the revised disclosure that you currently have no commitment for a line of credit and no plans to seek a line of credit or other short-term borrowings. We continue to believe that your disclosure in the summary should be expanded to include this information and clarify how you plan to fund your loans.

We have expanded the disclosure in the Summary regarding additional financing.

10.	We note your response to comment no. 28 and the revised disclosure on page 9 that although you do not expect to make interest carry loans, you may do so in special circumstances. We continue to believe that you should include this disclosure in your summary and briefly describe the special circumstances in which you may make interest carry loans.

We have expanded the disclosure in the Summary.

11.	We note your response to comment no. 30 and the revised disclosure. We continue to believe that you should disclose in the summary and on page 12 and 13 that you intend to make subprime loans, and we reissue that portion of the comment. Further, we note your disclosure on the bottom of page 1 that the risk of default may be considerably greater than with a conventional loan. Please expand your disclosure on page 1 to briefly discuss the increased foreclosure costs.

Elaine Wolff
June 20, 2005

Disclosure has been added in the Summary and in the first and fourth paragraphs of the second risk factor in “Risks Related to Our Business” regarding our intention to make subprime loans. In addition, the disclosure in the Summary has been expanded in the fifth paragraph regarding additional costs related to foreclosure.

12.	We note your response to comment no. 31 and the revised disclosure. We continue to believe that you should briefly describe the financial condition of the individuals and businesses to which you intend to make loans, and we reissue that portion of the comment.

The fifth paragraph of the Summary section has been expanded to provide additional disclosure regarding prospective borrowers.

Risk Factors, pages 1 — 2

13.	Please revise the sixth bullet point to briefly identify the nature of the conflicts of interest.

The seventh bullet point (formerly the sixth bullet point) has been revised to identify the nature of the conflicts of interest.

14.	We note your response to comment no. 37 and the revised disclosure. Please expand your disclosure in the risk factor on page 2 to specifically identify Regatta Capital Limited.

The tenth bullet point has been revised to specifically identify Regatta Capital Limited.

Conflicts of Interest, page 5

15.	Please revise to briefly describe the business of Regatta Capital Limited since this is the time it is mentioned.

The business of Regatta Capital Limited is described in the Conflicts of Interest subsection.

16.	We note your response to comment no. 43 and the revised disclosure that “Regatta and Mr. Replin have agreed through June 24, 2009 not to make mortgage loans in an amount which is less than 15% of our unrestricted cash and cash equivalents.” Please expand your disclosure to clarify, if true, that Regatta and Del Mar will not be in competition with each other because Regatta intends to fund large mortgages whereas Del Mar intends to fund smaller mortgages. Please quantify the size of the mortgages that each entity intends to fund.

Elaine Wolff
June 20, 2005

The first paragraph of the Conflicts of Interest subsection has been expanded to discuss the lending activities of us and Regatta.

17.	We note your response to comment no. 44 and the revised disclosure. Please expand your disclosure to clarify, if true, that Regatta Capital Lending’s sole business is making mortgage loans.

A sentence has been added to the Conflicts of Interest subsection to clarify that Regatta’s sole business is making mortgage loans.

This Offering, pages 5 — 6

18.	We note your response to comment no. 45 and the revised disclosure. However, we continue to note your disclosure that if your stock “is not quoted on the OTC Bulletin Board, it will be traded via the ‘pink sheets.’” Please revise the disclosure to clarify that your securities will be quoted on the “pink sheets” rather than traded.

The third paragraph of This Offering has been revised to clarify that our common stock would be quoted on the “pink sheets.”

19.	We note your disclosure on page 6 that, if a minimum of $1,502,200 is received, the offering will continue until you elect to terminate it, but no later than 180 days from the date of this prospectus. We also note your revised disclosure on page 5 that, if subscriptions for at least $1,502,200 have not been received by 180 days from the date of this prospectus, the offering will terminate. Please revise your disclosure in this section and page 46, if appropriate, to clarify this inconsistency.

The disclosure has been revised to clarify that the offering will terminate if the minimum amount has not been received 180 days from the date of the prospectus.

Distributions, pages 6 — 7

20.	We note your response to comment no. 47 and the revised disclosure that because you have no significant operating history you are not able to predict whether you will be able to make monthly distributions to your stockholders. Please revise the first sentence in this section as it is inconsistent with the revised disclosure.

The first two sentences in the Distributions section have been revised.

Elaine Wolff
June 20, 2005

Risk Factors, pages 7 – 18

Risks Related to Our Business, pages 7 — 10

We have a limited operating history…, page 7

21.	We note your response to comment no. 52 and the revised disclosure. However, it does not appear that you expanded your disclosure to briefly describe the difficulties inherent in beginning a new commercial venture and how they may impact your business. As a result, we reissue the comment.

The sentence commented upon has been deleted as it simply amplified the preceding risk disclosure.

Defaults on our mortgage loans will decrease our revenues and distributions...., page 9

22.	Please revise the heading to reflect the risk that the types of loans in which you may invest may increase the risk of default. In this connection, we note your response to comment no. 24 and your revised disclosure on page 9. Please further revise to provide separate risk factor disclosure of the risks of each type of investment and the fact that there are no limitations on your investment in each category.

The heading of the second risk factor has been revised and a new risk factor (which is currently the third risk factor) has been added.

Because our offering is not substantial, we will be limited in the number of loans we may make which will result in less diversification, page 10

23.	Please revise to include your disclosure that the typical loan that you will originate will be between $200,000 and $500,000, but may be lower or higher depending upon the circumstances.

This risk factor has been revised to clarify that loan amounts may be lower or higher than the expected range of $200,000 to $500,000.

Our Success will depend on our manager, and any change in managers could harm our operations, page 11

24.	Please revise the heading to reflect the risk that you will be relying on a manager that was only recently organized rather than that a change could harm your operations.

Elaine Wolff
June 20, 2005

The heading has been revised.

Affiliates of our chief executive officer have experienced..., page 12

25.	We note your statement in the second to the last sentence that “[a]lthough Regatta believes that all of these factors are unusual in that they had not been experienced previously.” Please revise to omit this mitigating language. Further, please revise to explain how the terrorist attacks of September 11 were a factor contributing to the problem loan and the nature of the poor credit and collateral evaluation.

The mitigating language has been deleted from this risk factor and additional disclosure has been added to clarify the effect of the attacks of September 11.

Management’s Discussion and Analysis, pages 21 — 23

26.	We note your response to comment no. 69 and the revised disclosure that Port Funding will receive compensation solely from amounts received from your borrowers. Please expand your disclosure to discuss the amounts that Port Funding is entitled to receive under the management agreement and clarify that any amount that Port Funding receives from your borrowers decreases the amount that you will receive from your borrowers.

Disclosure in the Liquidity and Capital Resources subsection has been expanded regarding the management agreement and the effect of the management arrangement.

Business, pages 23 — 29

27.	We note your response to comment no. 71. We also note that if you sell the minimum your proceeds will be $1,502,200 and if you sell the maximum your proceeds will be $5,365,000. We also note that the typical loan that you originate will be between $200,000 and $500,000, but may be lower or higher depending upon the circumstances. As a result, even if you sell the maximum number of shares in this offering you will not be able to make a substantial number of mortgage loans. We continue to believe that you should discuss this aspect of your business plan in this section and quantify the value of the mortgage loans that you must make in order to implement your business plan.

The first part of the Business section has been expanded to discuss loans that have been made by us. The final paragraph discusses the size of loans.

Elaine Wolff
June 20, 2005

28.	We note your response to comment no. 72 and the revised disclosure that specialized financing arrangements could include partial releases of collateral prior to maturity, an extended term or no interest payable until maturity. Please expand your disclosure to quantify the percentages of your loans that may contain these specialized financing arrangements and state whether or not you have any limitations on these types of arrangements.

A sentence has been added to the fourth paragraph of the first part of the Business section.

29.	We note your response to comment no. 73 and that you expect to hold your mortgage loans to maturity. Further, we note that the REIT provisions of the Internal Revenue Code will limit in some respects your ability to sell mortgages. Please revise your disclosure to clarify, if true, that you intend to hold all of your mortgage loans to maturity.

The first sentence in the sixth paragraph of the first part of the Business section has been revised to clarify that we intend to hold all of our mortgage loans to maturity.

30.	We note your response to comment no. 74 and the revised disclosure that promptly after receipt of a loan proposal and funds sufficient to cover out-of-pocket expenses you will typically make an on-site visit of the collateral. Please expand your disclosure to briefly describe your on-site visits and discuss what you are evaluating during an on-site visit and the expertise of the person conducting the on-site visit.

The second paragraph of the Loan Policies and Procedures subsection has been expanded regarding on-site visits.

31.	We note that each of the loans in the aggregate amount of $221,396 provide for a maturity date in November 2004. Please revise to update the status of these loans.

The first part of the Business section has been revised to update the status of loans.

Loan Policies and Procedures, pages 24 — 27

32.	We note your response to comment no. 79 and your disclosure on page 25 that the loan to value ratio of any particular loan may be considerably higher or lower than 65%. We continue to believe that you should quantify “considerably higher or lower than 65%,” and we reissue the comment. In addition, please revise your disclosure, including on pages 13 and 26, to quantify how your loan to value requirements may be considerably higher or lower than 65%. Further, if you have no limitations on your loan to value requirements, please state so.

Elaine Wolff
June 20, 2005

The sixth paragraph of the Loan Policies and Procedures subsection has been revised and additional disclosure has been added to the risk factor, “Our Results Will Be Subject to Changes in Real Estate Market Conditions.” The “Loan to Value Requirements” has also been revised in the summary of the parameters in the Loan Policies and Procedures subsection.

33.	We note your response to comment no. 80. Please revise your disclosure to state, if true, that you have no limitations on the amount of junior security positions that you will hold.

The “Security Position” disclosure and the parameters in the Loan Policies and Procedures subsection has been revised.

Origination of Loans, Closings, Servicing and Fees, page 28

34.	We note your response to comment no. 83 and the revised disclosure that Mr. Replin plans to devote approximately 10% of his time to Del Mar. Please include a risk factor in the prospectus that discusses that fact that your President and CEO will only devote 10% of his time to the company.

A new risk factor, Our President Will Likely Devote Approximately 10% of His Time to the Company, has been added to the Risk Factors.

Write-Offs and Allowances for Credit Losses, page 28

35.	We note your response to comment no. 84 and the revised disclosure. We continue to believe that your disclosure should specifically discuss your lack of diversity in light of the number of loans you can make given your typical loan size of between $200,000 and $500,000 and the minimum and maximum proceeds from this offering, and we reissue that portion of the comment.

The first paragraph of the Write-Offs and Allowances for Credit Losses subsection has been expanded.

Elaine Wolff
June 20, 2005

Regulation, page 29

36.	We note your response to comment no. 88 and the revised disclosure. We continue to believe that you should state whether you are currently licensed to make mortgage loans in any state. If you are not licensed in any state, briefly discuss why you are not required to be licensed as a lender. Further, we note that you plan to review the usury laws and licensing laws of any state in which you conduct lending activities and you will obtain legal opinions if deemed necessary. Please expand your disclosure to clarify the type of legal opinions that you would obtain and how they would be relevant to your compliance with existing state laws.

The disclosure in the Regulation subsection has been expanded.

Management, pages 20 — 24

Compensation of Our Officers and Directors, page 21

37.	We note your response to comment no. 91 and the revised disclosure. Please supplementally confirm that Mr. Replin is not entitled to any deferred compensation or otherwise entitled to any compensation from Port Funding or Del Mar.

This will confirm that Mr. Replin is not entitled to any deferred compensation or otherwise entitled to any compensation from Del Mar. Mr. Replin’s compensation arrangements with Port Funding have not been finalized.

Advisory Board, page 34

38.	We note your response to comment no. 94 and the revised disclosure on page 34 that your board of directors plans to review whether stock options should be granted to them or possibly cash or other forms of compensation. Please expand your disclosure to discuss when and what factors your board of directors will consider in deciding whether to grant members of the advisory board stock options, cash compensation or other forms of compensation. In addition, please briefly describe the other forms of compensation.

The second paragraph of the Advisory Board subsection has been revised to discuss possible forms of compensation to advisory board members.

Elaine Wolff
June 20, 2005

Conflicts of Interest, pages 35 — 36

39.	We note your disclosure that in order to mitigate the effect of possible conflicts of interest, your board of directors has adopted a policy and Port Funding, Mr. Replin and Regatta Capital Limited have agreed that, without the prior written consent of a majority of the directors not otherwise engaged in the transaction through June 24, 2009, none of these persons will make mortgage loans in an amount which is less than 15% of Del Mar’s unrestricted cash and cash equivalents. Please clarify your disclosure by identifying the persons to which you are referring and clarifying whether those individuals can make mortgage loans that are in excess of 15% of Del Mar’s unrestricted cash and cash equivalents.

The second paragraph of the Conflicts of Interest subsection includes disclosure regarding the policy designed to mitigate the effect of possible conflicts of interest.

Federal Tax Consequences, pages 29 — 34

40.	We note your response comment no. 98. We continue to believe that you should revise the first sentence in your first paragraph to delete the word “certain” and state that the discussion summarizes all the material Federal income tax considerations relevant to you and your investors. As a result, we reissue that portion of the comment.

The first sentence of the first paragraph of the Federal Income Tax Consequences section has been revised.

41.	We note your response to comment no. 99 and your revised disclosure that Sterling & Gregory LLC has delivered an opinion to you to the effect that the discussion regarding material federal income tax consequences is correct in all material respects. Please expand your disclosure to state that your have received an opinion of counsel that you are organized in conformity with the requirements for qualification as a REIT under the Code and your proposed method of operation will enable you to meet the requirements for qualification as a REIT.

The disclosure regarding the tax opinion has been expanded.

Elaine Wolff
June 20, 2005

Financial Statements

Selected Financial Data

42.	We have reviewed your response to comment 101, and we reissue the original comment. Regulation S-B is not applicable to a Form S-11 filing. Please disclose the information required by Item 301 of Regulation S-K in the next amendment.

The Selected Financial Data section has been added.

Notes to Financial Statements of June 30, 2004 (Unaudited), page F-6

Subsequent Event, page F-7

43.	We note the revised disclosure in response to comment 102. Please disclose if you obtained a contemporaneous valuation by an unrelated valuation specialist in connection with the private placement of your common stock at $6.25 per share.

We did not obtain a contemporaneous valuation by an unrelated valuation specialist in connection with the private placement of our common stock at $6.25 per share. Disclosure has been added to the Liquidity and Capital Resources subsection of the MD&A.

Note 2. Summary of Significant Accounting Policies, pages F-12 to F-15

Notes Receivable, page F-12

44.	Please advise us of your basis for carrying the notes receivable that are to be held in portfolio at the lower of aggregate cost or market value. Cite relevant accounting literature to support your policy.

The first sentence of the Notes Receivable section in Note 2 has been revised.

45.	Please advise us of your basis for aggregating the loans in order to determine the carrying value. Cite relevant accounting literature.

The loans are not aggregated. See response to No. 44.

Elaine Wolff
June 20, 2005

Income Taxes, page F-13

46.	We note that you plan to be structured as a real estate investment trust (REIT) for Federal income tax purposes. Please disclose this information and its effect on your policy.

The final paragraph of Note 3 discloses information regarding our structuring as a real estate investment trust.

General

47.	We have reviewed your response to comment 111 and we reissue the original comment. Please refer to SAB Topic 1.I, “Financial Statements of Properties Securing Mortgage Loans.”

We determined that we are not required to include financial statements of the properties securing the loans for the following reasons:

-	We are not in the business of acquiring properties

-	The mortgage loans to be made from the proceeds of the offering will not have the characteristics of real estate investments or joint ventures. The Company determines its investment in loans based on the loan to value ratio of the properties. The borrower generally is refinancing a property previously purchased, for the purpose of rehab and sale. The borrower’s equity in the property is analyzed to determine if it is adequate to meet the minimum initial investment standards of 5-10 % as reflected in paragraph 54 of Statement 66. In addition, the borrower’s payments of principal and interest on the loan are adequate to maintain a continuing investment in the property, since the Company’s policy is to invest in short term loans of one year or less, which meets the criteria in paragraph 12 of Statement 66.

-	The properties secured by the loans will generally not be operating properties. Loans are generally used by the borrowers to purchase residential or commercial properties, to rehabilitate residential or commercial properties, or to provide operating capital for businesses.

-	The Company will not participate in expected residual profits and does not have the same risks as the borrower.

Part II. Information Not Required in Prospectus

48.     Please file executed copies of each of the agreements listed in your Exhibit Index.

Elaine Wolff
June 20, 2005

        Executed copies of the agreements listed in the Exhibit Index have been filed.

Exhibit 8.1 — Tax Opinion

49.	Please revise the bracketed language in the second paragraph.

The bracketed language in the second paragraph has been revised.

50.	We note the statement in your draft tax opinion that “'[t]his opinion has been delivered to Del Mar solely in connection with the offer and sale of common stock pursuant to the Amended Registration Statement. It may not be relied upon for any other purpose or by any other person or entity without our prior written approval.” Please note that language that serves to limit or implies that the opinion is only for the benefit of certain persons is not acceptable. Please revise accordingly.

The sentence has been deleted.

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

51.	We note that the independent accountants are referenced under the caption “Experts” on page 47. Please have them revise their consent to include consent to the reference.

The consent has been revised.

Sincerely, /s/ Stephen D. Replin Stephen D. Replin

cc:     Robert M. Bearman

                                                    SCHEDULE A

                                         SUMMARY PAST PERFORMANCE HISTORY
                                              Regatta Capital Limited
                                                     2001-2005

--------------------------------------------------------------------------------------------------------------------------
 Year of Origination    Number of  Number Paid or   Total         Average    Interest    Unpaid Loans in     Number of
                          Loans      Current        Mortgage      Mortgage     Rate        in Junior        Loans Secured
                                                    Amount        Rate       Category      Position         by Residential
                                                                                                            Collateral(1)
--------------------------------------------------------------------------------------------------------------------------
2001                      14         7(2)          $3,247,270      14.32%     Balloon         3                 10(3)
--------------------------------------------------------------------------------------------------------------------------
2002                      22         21(4)         $1,195,744      15.25%     Balloon         0                 16(5)
--------------------------------------------------------------------------------------------------------------------------
2003                       9          9            $1,190,686      14.09%     Balloon         0                 7(6)
--------------------------------------------------------------------------------------------------------------------------
2004                      10          9(7)         $2,968,963      14.71%     Balloon         2(8)              6(9)
--------------------------------------------------------------------------------------------------------------------------
2005                       1          1            $  229,000      15.875%    Balloon         1                 1
--------------------------------------------------------------------------------------------------------------------------
Totals for 2001-2005      56         47            $8,831,663
--------------------------------------------------------------------------------------------------------------------------
(1)	Unless otherwise noted, all other loans for the relevant year of origination are secured by commercial collateral.

(2)	Four of the unpaid loans are in default (aggregate principal amount in default is $861,468), and two are REO (aggregate principal amount of $1,313,788).

(3)	One of the loans is uncollaterized.

(4)	Two loans are in default (total aggregate principal in default is $59,022). A settlement has been reached with one of the borrowers and he is current on payments under the settlement

(5)	Three of the loans are secured by stock and one loan is secured by vehicles. One of the loans is uncollateralized.

(6)	One of the loans is secured by stock.

(7)	One loan is in default (total aggregate principal in default is $108,285).

(8)	Payments on both junior loans are current.

(9)	One of the loans is secured by life insurance.